UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-175649

                                               333-152315

WALGREEN CO.

(Exact name of registrant as specified in its charter)

108 Wilmot Road

Deerfield, Illinois 60015

(847) 286-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Floating Rate Notes due 2014

1.000% Notes due 2015

1.800% Notes due 2017

5.250% Notes due 2019

3.100% Notes due 2022

4.400% Notes due 2042

(Title of each class of securities covered by this Form)

Common Stock, par value $0.078125

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Floating Rate Notes due 2014	0
1.000% Notes due 2015	60
1.800% Notes due 2017	76
5.250% Notes due 2019	87
3.100% Notes due 2022	98
4.400% Notes due 2042	49

Pursuant to the requirements of the Securities Exchange Act of 1934, Walgreen Co. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 31, 2014	WALGREEN CO.

	By:	/s/ Thomas J. Sabatino, Jr.
	Name:	Thomas J. Sabatino, Jr.
	Title:	Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary